Exhibit 23.3

Date:      July 11, 2019

The Board of Directors

SmileDirectClub, Inc.

414 Union Street

Nashville, Tennessee 37219

Dear Sirs:

We, Frost & Sullivan of 331 E. Evelyn Ave., Suite 100, Mountain View, California, 94041, hereby consent to the filing with the Securities and Exchange Commission of a Registration Statement on Form S-1 (the “S-1”) of SmileDirectClub, Inc.. and any related prospectuses of (i) our name and all references thereto, (ii) all references to our preparation of an independent overview of the Global Total Addressable Market Assessment for Invisible Aligner Products for Pegasus Report (the “Industry Report”), and (iii) the statement(s) set out in the Schedule hereto.

We further consent to the reference to our firm, under the caption “Market, Industry, and Other Data” in the S-1, as acting in the capacity of an expert in relation to the preparation of the Industry Report and the matters discussed therein.

Yours faithfully,

/s/ Debbie Wong

Name: Debbie Wong
Designation: Director of Consulting
For and on behalf of
Frost & Sullivan

SCHEDULE

1) Our total addressable market is greater than 120 million people in the U.S. and approximately 500 million people globally, according to a Frost & Sullivan study. This study estimates the market by analyzing country-specific data related to malocclusion prevalence, age demographics, and income demographics. For age demographics, the study considers people between 12 and 64 years of age. For income demographics, the study considers the number of people who can afford a monthly payment plan for clear aligners, as measured by country-specific income levels and estimated discretionary spend levels.

2) Our total addressable market is greater than 120 million people in the U.S. and approximately 500 million people globally.